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                          May 1, 2023

       Daniel P. Gold
       President and Chief Executive Officer
       MEI Pharma, Inc.
       11455 El Camino Real, Suite 250
       San Diego, California 92130

                                                        Re: MEI Pharma, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 28,
2023
                                                            File No. 333-271481

       Dear Daniel P. Gold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven Navarro